Exhibit 3.1

ARTICLES OF INCORPORATION

Incorporation-For Profit (15 Pa.C.S.)

Business-stock (§ 1306)

1.	The name of the corporation is Riverview Financial Corporation (the “Corporation”).

2.	The address of the Corporation’s current registered office in this Commonwealth is 3rd and Market Streets, P.O. Box A, Halifax, Dauphin County, Pennsylvania 17032.

3.	The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”).

4.	The Corporation shall have unlimited power to engage in and to do any lawful act concerning any or all business for which corporations may be incorporated under the provisions of the BCL.

5.	The aggregate number of shares that the Corporation shall have authority to issue is five million (5,000,000) shares of common stock, no par value per share, and three million shares (3,000,000) of preferred stock, no par value per share (the “Preferred Stock”). The Board of Directors may issue, in one or more classes or series, shares of Preferred Stock, with full, limited, multiple, fractional or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights or other special or relative rights as shall be fixed from time to time by the Board of Directors.

Except as otherwise provided in any resolution or resolutions of the Board of Directors providing for the issuance of any particular class or series of Preferred Stock, (i) the number of shares of stock of any such class or series so set forth in such resolution or resolutions may be increased or decreased (but not below the number of shares of such class or series then outstanding) by a resolution or resolutions adopted by the Board of Directors; and (ii) Preferred Stock redeemed or otherwise acquired by the Corporation shall assume the status of authorized but unissued Preferred Stock, shall be unclassified as to class or series and may thereafter, subject to the provisions of this Article 5 and to any restrictions contained in any resolution or resolutions of the Board of Directors providing for the issue of any such class or series of Preferred Stock, be reissued in the same manner as other authorized but unissued Preferred Stock.

6.	The name and address, including number and street, if any, of each incorporator is: Melissa K. Falk, c/o Barley Snyder, 126 E. King Street, Lancaster, PA 17602.

7.	The term of the Corporation’s existence is perpetual.

8.

The Board of Directors shall consist of not more than 25 nor less than 7 directors, as fixed by resolution of the Board of Directors from time to time. The directors of the Corporation shall be divided into three classes: Class I, Class II and Class III. Each Class shall be as nearly equal in number as possible. The term of office of the initial Class I directors shall expire at the first annual meeting of the shareholders of the Corporation following the filing of these Articles of Incorporation (the “Effective Date”), the term of office of the initial

Class II directors shall expire at the second annual meeting of the shareholders of the Corporation following the Effective Date and the term of office of the initial Class III directors shall expire at the third annual meeting of the shareholders of the Corporation following the Effective Date. After the initial term of each Class expires, the term of office of each Class shall be three (3) years, so that the term of office of one Class of directors shall expire each year when their respective successors have been duly elected and qualified. At each annual meeting of the shareholders of the Corporation, the directors elected to succeed those whose terms then expire shall be identified as being of the same Class as the directors they succeed. If for any reason a vacancy occurs, such vacancy may be filled by a majority vote of the remaining members of the board, and any such director appointed to fill such a vacancy shall serve until the expiration of the term of office for the Class in which such vacancy existed.

9.	Cumulative voting shall not exist with respect to the election of directors or otherwise.

10.	No holder of shares of any class or of any series of any class shall have any preemptive right to subscribe for, purchase or receive any shares of the Corporation, whether now or hereafter authorized, or any obligations or other securities convertible into or carrying options or warrants to purchase any such shares of the Corporation, or any options or rights to purchase any such shares or securities, issued or sold by the Corporation for cash or any other form of consideration, and any such shares, securities, options, warrants or rights may be issued or disposed of by the Board of Directors to such persons and on such terms as the Board of Directors, in its discretion, shall deem advisable.

11.

11.1.	In discharging the duties of their respective positions, the Board of Directors, committees of the Board and individual directors may, in considering the best interests of the corporation, consider to the extent they deem appropriate:

i.	The effect of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the Corporation, and upon communities in which offices or other establishments of the Corporation are located;

ii.	The short-term and long-term interests of the Corporation, including benefits that may accrue to the Corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the Corporation;

iii.	The resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the Corporation; and

iv.	All other pertinent factors.

11.2.	The Board of Directors, committees of the Board and individual directors shall not be required, in considering the best interests of the Corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor.

12.

12.1.	Except as set forth in clause 12.3 below, the affirmative vote of at least seventy percent (70%) of the outstanding shares of the Corporation entitled to vote at a meeting duly called and held, or such greater vote of shareholders as shall be required by law, shall be required to approve:

i.	any merger or consolidation of the Corporation with or into any other corporation, person or entity, pursuant to which the approval of the shareholders of the Corporation would be required under the BCL then in effect;

ii.	any share exchange in which a corporation, person or entity acquires the issued or outstanding shares of capital stock of the Corporation pursuant to a vote of shareholders;

iii.	any sale, lease, exchange or other transfer of all, or substantially all, of the assets of the Corporation to any other corporation, person or entity; or

iv.	any transaction similar to, or having similar effect as, any of the foregoing transactions.

12.2.	The Board of Directors of the Corporation shall have the power and duty to determine, for purposes of clause 12.1(iv), on the basis of information known to the Board, if any transaction is similar to, or has an effect similar to, any of the transactions identified in clauses 12.1(i) through (iii) of this Article 12. Any such determination shall be conclusive and binding for all purposes of this Article 12.

12.3.	The provisions of this Article 12 shall not apply to any transaction which is approved in advance by seventy percent (70%) of the members of the Board of Directors of the Corporation who have been in office for at least one year (or, if the Corporation has been in existence less than one year at the time of the proposed transaction, since the inception of the Corporation), at a meeting duly called and held, in which case approval of any such transaction shall be obtained in accordance with the applicable provisions of the BCL.

13.

13.1.	A Director of the Corporation shall not be personally liable for monetary damages for any action taken or any failure to take any action, except to the extent that exemption from liability for monetary damages is not permitted under the laws of the Commonwealth of Pennsylvania as now or hereafter in effect. The provisions of this Section 13.1 are intended to exempt the directors of the Corporation from liability for monetary damages to the maximum extent permitted under the BCL or under any other law now or hereafter in effect.

13.2.

Without limitation of Subsection 13.1, a director of the Corporation shall not be personally liable for monetary damages for any action taken or any failure to take any action unless: (i) the Director has breached or failed to perform the duties of his office under the BCL; and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The provisions of the preceding sentence shall not exempt a director from: (a) the responsibility or liability of a director pursuant to any criminal statute; or (b) the liability of a Director for the payment of taxes pursuant to local, state or federal law.

14.

14.1.	No action required to be taken or which may be taken at any annual or special meeting of shareholders of the Corporation may be taken without a duly called meeting, and the power of the shareholders of the corporation to consent in writing to action without a meeting is specifically denied.

14.2.	A special meeting of the shareholders of the Corporation may be called only by (i) the Chief Executive Officer of the Corporation, (ii) the Executive Committee of the Board of Directors, or (iii) the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the whole Board of Directors. Special meetings may not be called by shareholders.

14.3.	The authority to make, amend, alter, change or repeal the bylaws of the Corporation is hereby expressly and solely granted to and vested in the Board of Directors, subject always to the power of the shareholders to make, amend, alter, change or repeal the bylaws of the Corporation by the affirmative vote of the holders of not less than 70% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, at a meeting of shareholders duly convened after notice to the shareholders of such purpose.

15.	The provisions of Articles 8 through 15, inclusive, shall not be amended except upon the approval of the affirmative vote of the holders of at least seventy percent (70%) of the outstanding shares entitled to vote at a meeting duly called and held, or such greater vote as shall be required by law. Notwithstanding the foregoing, if at least seventy percent (70%) of the members of the Board of Directors of the Corporation who have been in office for at least one year at the time of proposal of the amendment (or, if the Corporation has been in existence less than one year, since the inception of the Corporation) approve the amendment at a duly called and held meeting of the Board of Directors, such an amendment shall be approved pursuant to the applicable provisions of the BCL.

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